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                             March 10, 2021

       Michel Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1 Filed March 1, 2021
                                                            Amendment No. 2 to
Registration Statement on Form S-1 Filed March 8, 2021
                                                            File No. 333-253370

       Dear Mr. Brousset:

              We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed March 1,
2021

       Management
       Conflicts of Interest, page 108

   1. Here and elsewhere in your filing, as applicable, please include more detail regarding the performance fee
allocation that members of your sponsor are entitled to receive upon certain benchmark
returns, including, but not limited to, the specific benchmarks and how the fee will be
calculated.
 Michel Brousset
FirstName
WaldencastLastNameMichel
            Acquisition Corp.Brousset
Comapany
March      NameWaldencast Acquisition Corp.
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Gregg A. Noel, Esq.